# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001705079

## Reporting persons
- CVAN Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- CVAN Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG Public Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG Private Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG MB Portfolio Holdings, LLC: type of reporting person: other (OO); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG MB Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG Global, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- TWG Global Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- Mark Walter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,195,377; sole dispositive power 0; shared dispositive power 6,195,377; aggregate amount beneficially owned 6,195,377 (4.3% of the class)
- CVAN Holdings Sub I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,995,376; sole dispositive power 0; shared dispositive power 5,995,376; aggregate amount beneficially owned 5,995,376 (4.16% of the class)

## Item 1. Issuer
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 1930 W. Rio Salado Parkway, Tempe, Arizona 85281

## Item 2. Person Filing
Name of person filing:
1. CVAN Holdings, LLC ("CVAN")
2. CVAN Holdings Sub I, LLC ("CVAN Sub")
3. CVAN Holding Company, LLC ("CVAN Holdco")
4. TWG Public Investments, LLC ("Public Investments")
5. TWG Private Investment Holdings, LLC ("Investment Holdings")
6. TWG MB Portfolio Holdings, LLC ("MB Portfolio")
7. TWG MB Holding Company, LLC ("MB Holdco")
8. TWG Global, LLC ("TWG")
9. TWG Global Manager, LLC ("TWG Manager")
10. Mark Walter ("Mr. Walter")
Address of principal business office or, if none, residence: The principal business address of each of CVAN, CVAN Sub, CVAN Holdco, Public Investments, Investment Holdings, MB Portfolio, MB Holdco, TWG, TWG Manager and Mr. Walter is: 227 West Monroe, Suite 4800, Chicago, IL 60606
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Comprises (i) 1 share of Class A Common Stock ("Class A Shares"), (ii) 5,995,376 Class A Shares issuable in exchange for Class A common units ("Class A Units") of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement ("Exchange Agreement") entered into by and among the Issuer and certain holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer's initial public offering, and (iii) 200,000 Class A Shares that may be acquired within 60 days upon the settlement of certain exchange-traded options.

CVAN Sub is a wholly-owned subsidiary of CVAN and holds directly Class A Units exchangeable for 5,995,376 Class A Shares. CVAN may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN Sub, and as a result, may be deemed to have or share beneficial ownership of, the securities held directly by CVAN Sub. CVAN disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein.

CVAN Sub has pledged all of such Class A Units and 5,995,376 shares of Class B common stock of the Issuer to secure its obligations under one or more prepaid variable forward sale contracts and certain margin loans with an unaffiliated third party.

CVAN holds directly 1 Class A Share and exchange-traded options to acquire 200,000 Class A Shares. CVAN is a wholly-owned subsidiary of CVAN Holdco. CVAN Holdco is a wholly-owned subsidiary of Public Investments. Public Investments is a wholly-owned subsidiary of Investment Holdings. Investment Holdings is a wholly-owned subsidiary of MB Portfolio. MB Portfolio is a wholly-owned subsidiary of MB Holdco. MB Holdco is a wholly-owned subsidiary of TWG. Each of CVAN Holdco, Public Investments, Investment Holdings, MB Portfolio, MB Holdco and TWG is managed by TWG Manager, and TWG Manager is controlled by Mr. Walter. Each of CVAN Holdco, Public Investments, Investment Holdings, MB Portfolio, MB Holdco, TWG, TWG Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held by CVAN and CVAN Sub, and as a result, may be deemed to have or share beneficial ownership of, the securities held by CVAN and CVAN Sub. Each of CVAN Holdco, Public Investments, Investment Holdings, MB Portfolio, MB Holdco, TWG, TWG Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
Percent of class: Based on 138,083,496 Class A Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025. The percentage assumes the exchange of all Class A Units held by CVAN Sub for Class A Shares, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons and the response to Item 4(a) above.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons and the response to Item 4(a) above.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons and the response to Item 4(a) above.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons and the response to Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CVAN Holdings, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person (08/15/2025)
- CVAN Holding Company, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG Public Investments, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG Private Investment Holdings, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG MB Portfolio Holdings, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG MB Holding Company, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG Global, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person of TWG Global Manager, LLC, the Reporting Person's manager (08/15/2025)
- TWG Global Manager, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person (08/15/2025)
- Mark Walter: /s/ Mark Walter, Self (08/15/2025)
- CVAN Holdings Sub I, LLC: /s/ Joseph Nicosia, Joseph Nicosia, Authorized Person (08/15/2025)